Mail Stop 6010

							September 20, 2005


Gregory L. Doody, Esq.
Executive Vice President, General Counsel
      And Secretary
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, Alabama  35243

Re:	HealthSouth Corporation
Annual Report on Form 10-K for the fiscal years ended December 31, 2003 and 2002, including a restatement of previously issued consolidated financial statements for the fiscal years ended
December
31, 2001 and 2000
	File No. 0-14940

Dear Mr. Doody:

      We have reviewed your response letter dated September 1,
2005
to our comment letter dated August 9, 2005 and have the following comments. We think you should amend your document in response to these comments as well as for the comments you have agreed to respond to in future filings in your previous response. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is necessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Consolidated Adjusted EBITDA, pages 73-74
1. Please refer to your response to comment 9a. As it is apparent that management uses "Consolidated Adjusted EBITDA" as both a performance and liquidity measure, please disclose in your filing a reconciliation of "Consolidated Adjusted EBITDA" to the most directly comparable GAAP liquidity measure along with the reconciliation to "loss from continuing operations before income tax expense and cumulative effect of accounting change." "Loss from continuing operations before income tax expense and cumulative effect of accounting change" is not a GAAP liquidity measure and thus does not satisfy the requirements of Item 10(e)(1)(i)(A) in regards to management use as a liquidity measure as outlined in Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures.
2. Please refer to your response to comment 9b. Please revise your filing to include disclosure, not only consistent with, but in similar detail to the information provided to us in your response to comment 9a.

Consolidated Statements of Cash Flows, F-9
3. Please revise your Consolidated Statements of Cash Flows to comply with paragraph 28 of SFAS 95, Statement of Cash Flow, which requires
"adjusting net income of a business enterprise" to arrive at "net cash provided by operating activities."
4. Refer to your response to comment 11. We believe that SFAS 95, Statement of Cash Flows, does not support aggregating cash flows from discontinued operations attributable to operating, investing, and financing activities into one line item, as you have presented. Rather, the manner of presenting the Statement of Cash Flows must comply with the basic disclosure requirement in paragraph 26 of SFAS
95 that all cash flows be reported as either operating, investing, or financing activities. Accordingly, if you retain your current format of reporting cash flows related to discontinued operations, you should expand the single-line display to separately show the amounts attributable to each cash flow category. Other variations in reporting cash flows that we believe are consistent with SFAS 95 include showing the cash flows generated from discontinued operations combined with the cash flows from continuing operations within each of the appropriate categories, or separately identifying the cash flows related to discontinued operations within each category.


*	*	*





As appropriate, please amend your filing within 10 business days or tell us when you will provide us with the amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

      You may contact J. Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon at (202) 551-3621, or me at
(202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	William L. Tolbert, Jr.
	Jenner & Block LLP
	601 Thirteenth Street, NW
	Suite 1200
	Washington, DC  20005


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